Exhibit (l): Actuarial Consent and Opinion

April 28, 2015

RiverSource Life Insurance Co. of New York

20 Madison Avenue Extension

Albany, NY 12203

Ladies and Gentlemen;

This opinion is furnished in connection with Post-Effective Amendment No. 29 (“Amendment”) by RiverSource Life Insurance Co. of New York for the registration of Flexible Premium Survivorship Variable Life Insurance Policy (the “Policies”), File No. 333-42257, under the Securities Act of 1933. The prospectus and Statement of Additional Information included on Form N-6 in the Amendment describe the Policy.

I have reviewed the form of the Policy and I have participated in the preparation and review of the Amendment and exhibits attached hereto. In my opinion, the illustrations of cash surrender values, policy values, death benefits and/or any other values included in the section of the prospectus entitled “Policy Illustrations,” under the assumptions stated in that section, are consistent with the provisions of the Policy.

The rate structure of the Policy has not been designed, and the assumptions for the illustrations (including sex, age, rating classification, and premium amount and payment schedule) have not been selected, so as to make the relationship between premiums and benefits, as shown in the illustrations, appear to be materially more favorable than for any other prospective purchaser of the Policy with different assumptions. The illustrations are based on a commonly used rating classification and premium amounts and ages appropriate for the markets in which the Policy is sold.

I hereby consent to the use of this opinion as an exhibit to the Registration Statement.

Very Truly Yours,

/s/ Mark Gorham
Mark Gorham, F.S.A., M.A.A.A.
Vice President - Insurance Product Development